Tempest Therapeutics, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, California, 94005

July 2, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel Crawford

RE:	Tempest Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

Filed June 26, 2026

File No. 333-297061

Dear Mr. Crawford:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on July 7, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Tempest Therapeutics, Inc.

By:	/s/ Matthew Angel
Name: Matthew Angel
Title: President and Chief Executive Officer